

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Luvleen Sidhu
Chief Executive Officer
BM Technologies, Inc.
201 King of Prussia Road, Suite 350
Wayne, PA 19087

  **Re: BM Technologies, Inc.
   Registration Statement on Form S-1
   Filed February 12, 2021
   File No. 333-253099**

Dear Ms. Sidhu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance